Mail Stop 3561

							August 18, 2005


Frederick W. McTaggart
President and Chief Executive Officer
Consolidated Water Co. Ltd.
Windward Three-4th Fl, West Bay Road
P.O. Box 1114 GT
Grand Cayman, Cayman Islands


	RE:	Consolidated Water Co. Ltd.
		Item 4.01 Form 8-K filed August 17, 2005
		File No. 0-25248


Dear Mr. McTaggart:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise the filing to include a letter from KPMG LLP stating whether or not they agree with the disclosures in the filing. The letter should be filed as Exhibit 16. See Item 304(a)(3) of Regulation S-K.
2. We note that you have not yet selected new auditors. Please file a new Item 4.01 Form 8-K when you engage new auditors.





Frederick W. McTaggart
Consolidated Water Co. Ltd.
August 18, 2005
Page 2


3. Please tell us if KPMG has completed all audit work it intends to do as of August 15, 2005. If KMPG continues as your auditor after August 15, 2005, please file an amendment to this filing disclosing the last day they performed audit work and stating, if true, that there are still no disagreements or reportable events (other than those already reported). If you need to file an amendment to report audit work extending beyond August 15, 2005, the amendment should also include an updated Exhibit 16 letter from KPMG.
4. Supplementally, please provide us with any letter or written communication to and from the former accountants regarding the material weakness disclosed in the filing. If they did not advise you of the control deficiencies in writing, please tell us how this information was communicated to you.
5. Please tell us in reasonable detail the nature of each material weakness and the amounts involved, if any. Also, tell us:

* in what period each material weakness and accounting error or misapplication of GAAP occurred;
* the amount of any accounting error or misapplication of GAAP;
* the reason(s) for each error or misapplication of accounting;
* whether or not you intend to restate any prior period for any adjustments. If not, tell us why not; and
* in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
6. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

          As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please file your response to these comments as an EDGAR correspondence file.




Frederick W. McTaggart
Consolidated Water Co. Ltd.
August 18, 2005
Page 3



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Robert Burnett at
(202)
551-3330, or in his absence, you may call me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Accounting Branch Chief


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